Exhibit 99.1

Holder	Common Stock	Non-Voting Common Stock	Prefunded Warrants
667, L.P.	870,873	630,658	1,678,273
Baker Brothers Life Sciences, L.P.	9,247,763	6,539,415	20,105,994
Total	10,118,636	7,170,073	21,784,267